Filed Pursuant to Rule 433

Registration No. 333-146731

Dated: January 28, 2008

Pricing Term Sheet
Issuer:	JPMorgan Chase & Co.
Ratings:	Aa2/AA-/AA-
Currency:	USD
Size:	$2,000,000,000.00
Security Type:	SEC Registered Senior Notes
Maturity:	January 15, 2018
Coupon:	6.000%
Interest Payment Dates:	Semi-Annually
Day Count Convention:	30/360
Spread to Benchmark Treasury:	+185bps
Benchmark Treasury:	4.250% US Treasury due 11/17
Benchmark Treasury Spot and Yield:	105-13; 3.59%
Price to Public:	104.245% of face amount, plus accrued interest from December 20, 2007
Yield to maturity:	5.44%
Proceeds (Before Expenses) to Issuer:	$2,075,900,000.00 (103.795%)
Accrued Interest:	$14,666,666.67
Total Proceeds and Accrued Interest:	$2,090,566,666.67
Interest Payment Dates:	January and July of each year, commencing July 15, 2008
Trade Date:	January 28, 2008
Settlement Date:	February 4, 2008 (T+5)
Denominations	$1,000 x $1,000
CUSIP/ISIN:	46625HGY0/US46625HGY09
Sole Bookrunner:	J.P. Morgan Securities Inc.
Co-Managers:	BB&T Capital Markets, a division of Scott & Stringfellow, Inc. (1%); Blaylock Robert Van, LLC (1%); Wells Fargo Securities, LLC (1%); UBS Securities LLC (1%)

Reopening: The notes are offered as part of a reopening of a series of previously issued notes, as provided in the Prospectus Supplement relating to this offering. The notes offered hereby will have the same terms as, and will be fungible with, the notes previously issued, but will be offered at a different offering price. Once issued, the notes offered hereby will become part of the same series as the notes previously issued.

Settlement Period: The closing will occur on February 4, 2008, which will be more than three U.S. business days after the date of this pricing supplement. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in three business days, unless the parties to a trade expressly agree otherwise.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

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